UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LODGENET INTERACTIVE CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

540211109

(CUSIP Number)

Robert S. Hart, Esq.

5424 Deloache Avenue

Dallas, Texas 75220

(214) 378-5301

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540211109	SCHEDULE 13D	Page 2 of 4 Pages
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Cuban
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,997,768 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,997,768 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,768 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.8% (1)
14. Type of Reporting Person (See Instructions) IN
(1)	In addition to the common shares beneficially owned by Mr. Cuban, Mr. Cuban owns 2,700 shares of Series B Cumulative Perpetual Convertible Preferred Stock, $0.01 par value per share, which are convertible at the option of the holder, at an initial conversion rate of 264.5503 shares of common stock per share of preferred stock, into 714,285 shares of Common Stock. The numbers contained herein assume the conversion of those shares of preferred stock. All percentages set forth in this statement are based on 25,607,309 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended June 30, 2012.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on November 10, 2008 as amended by that Amendment No. 1 to Schedule 13D filed with the Commission on October 3, 2011 and as amended by that Amendment No. 2 to Schedule 13D filed with the Commission on December 16, 2011 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of LodgeNet Interactive Corporation, a Delaware corporation (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

(A) All percentages set forth in this statement are based on 25,607,309 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended June 30, 2012. As of the date of the filing of this Schedule 13D, Mr. Cuban owns 1,283,483 shares of Common Stock and 2,700 shares of Series B Cumulative Perpetual Convertible Preferred Stock which are convertible into shares of Common Stock. On an as-converted basis, Mr. Cuban is the beneficial owner of 1,997,768 shares of Common Stock, which represents approximately 7.8% of the shares of Common Stock outstanding.

(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,997,768 shares of Common Stock, on an as-converted basis.

(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban:

Date	Type of Transaction	Number of Shares	Price Per Share
8/17/2012	Open Market Sale	110,000	$0.5084
9/13/2012	Open Market Sale	200,000	$0.4647
9/14/2012	Open Market Sale	92,217	$0.4114

(D) Not applicable.

(E) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012	/s/ Mark Cuban
Mark Cuban